August 2, 2024

Brad Hauser
Chief Executive Officer and President
Autonomix Medical, Inc.
21 Waterway Avenue
Suite 300
The Woodlands, Texas 77380

        Re: Autonomix Medical, Inc.
            Drafted Registration Statement on Form S-1
            Submitted July 26, 2024
            CIK No. 0001617867
Dear Brad Hauser:

       This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Robert Augustin at 202-551-8483 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Industrial Applications and
                                                             Services